UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 37 )
Under the Securities Exchange Act of 1934
BIOVAIL CORPORATION
(Name of Issuer)
COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
09067K106
(CUSIP Number)
Eugene N. Melnyk

c/o Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 11, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	09067K106	Page	2	of	4

1	NAMES OF REPORTING PERSONS Eugene Melnyk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		16,913,262

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,496

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,913,262

WITH	10	SHARED DISPOSITIVE POWER

		190,496

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,103,758

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 37 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997, Amendment No. 5 thereto filed with the SEC on January 13, 1998, Amendment No. 6 thereto filed with the SEC on March 26, 1998, Amendment No. 7 thereto filed with the SEC on September 28, 2001, Amendment No. 8 thereto filed with the SEC on January 15, 2002, Amendment No. 9 thereto relating to the event date of February 1, 2002, Amendment No. 10 thereto relating to the event date of May 8, 2002, Amendment No. 11 thereto relating to the event date of November 28, 2002, Amendment No. 12 thereto relating to the event date of August 6, 2003, Amendment No. 13 thereto relating to the event date of November 7, 2003, Amendment No. 14 thereto relating to the event date of December 9, 2003, Amendment No. 15 thereto relating to the event date of January 14, 2004, Amendment No. 16 thereto relating to the event date of March 19, 2004, Amendment No. 17 thereto relating to the event date of August 12, 2004, Amendment No. 18 thereto relating to the event date of August 26, 2004, Amendment No. 19 thereto relating to the event date of March 15, 2005, Amendment No. 20 thereto relating to the event date of April 30, 2006, Amendment No. 21 relating to the event date June 28, 2006, Amendment No. 22 relating to the event date of August 17, 2006, Amendment No. 23 relating to the event date of December 22, 2006, Amendment No. 24 relating to the event date of December 22, 2007, Amendment No. 25 relating to the event date of February 28, 2008, Amendment No. 26 relating to the event date of March 13, 2008, Amendment No. 27 relating to the event date of May 8, 2008, Amendment No. 28 relating to the event date of June 2, 2008, Amendment No. 29 relating to the event date of June 25, 2008, Amendment No. 30 relating to the event date of July 28, 2008, Amendment No. 31 relating to the event date of December 12, 2008, Amendment No. 32 relating to the event date of January 28, 2009, Amendment No. 33 relating to the event date of February 3, 2009, Amendment No. 34 relating to the event date February 25, 2009, Amendment No. 35 relating to the event date of February 27, 2009, and Amendment No. 36 relating to the event date March 25, 2009 (as so amended, the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of Biovail Corporation (the “Company”). Except as amended by this Amendment No. 37, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.
ITEM 4.   PURPOSE OF TRANSACTION
Item 4 is hereby amended to add the following at the end thereof:
     On May 11, 2009, Mr. Melnyk and EM Holdings B.V. filed a dissident proxy circular (the “Proxy Circular”) on SEDAR in connection with their solicitation of proxies from holders of Common Stock in support of the election of two independent nominees to the Company’s Board of Directors at the Company’s annual and special meeting of shareholders scheduled to be held on May 28, 2009. The two independent nominees are Paul Haggis and Frank Potter. The Proxy Circular requests that shareholders support Mr. Haggis and Mr. Potter in lieu of current directors Michael Van Every and Dr. Laurence E. Paul, who have been nominated by management. Copies of the Proxy Circular and related solicitation materials are available at www.sedar.com.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2009	/s/ Eugene Melnyk
Eugene Melnyk